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                                                                    Exhibit 20.1


[LML LETTERHEAD]

                                                                    news release

                     LML APPOINTS SENIOR SALES EXECUTIVES

VANCOUVER, BC, May 1, 2001- LML Payment Systems Inc. (the "Corporation") (NASDAQ: LMLP) is pleased to announce the appointment of three senior sales executives.

Michael Gundy, after 12 years in executive management with Associates Corporation Financial Services Division, has been appointed National Sales Director and will be based in Dallas, Texas. While Vice-President of National Sales at Associates Corporation, Mr. Gundy managed a team of 18 regional sales managers and all sales activities in 46 states, and achieved an increase in annual revenue from $245 million to $1 billion.

Joining Mr. Gundy as Regional Sales Managers are Guy Steagall in Denver, and Darren Trainer in Dallas. Mr. Steagall brings 17 years experience in sales management for large publicly traded financial services organizations, most recently with Travelers Bank (a division of Citigroup) where he managed portfolio leads in excess of $50 million per month. Mr. Trainer joins the Corporation with more than 18 years in the financial services industry with companies like Associates First Capital and Conesco, where he held responsibility for a retail-services division with $250 million in annual sales.

"With a consolidated vertically integrated product offering in place, I couldn't be more pleased to be joining the LML team." Mike Gundy said. "The protection offered by our patents and our suite of intellectual property, combined with the functionality of our real-time on-line REPS transaction processing application provides retailers with a very compelling value proposition, indeed. I feel things are in place for our sales team to begin making significant market penetration."

"We are pleased to welcome Mike, Guy and Darren into the fold. Along with our existing sales force we expect these industry veterans to have an immediate impact." said Corporation President and CEO Patrick Gaines.

The Corporation, through its subsidiary LML Payment Systems Corp., is a financial payment processor providing end-to-end check processing solutions including electronic check verification, electronic check re-presentment (whereby returned paper checks are re-presented for payment electronically), Electronic Check Conversion (whereby paper checks are converted into electronic transactions) and primary and secondary check collection to supermarkets, grocery stores, multilane retailers, convenience stores and other national, regional and local retailers. We also specialize in providing selective routing, including real-time monitoring of check, debit, credit and EBT transactions for authorization and settlement through our flagship transaction processing product REPS (Retail Electronic Payment System). The Corporation's intellectual property estate, owned by subsidiary LML Patent Corp, includes new U.S. Patent No. 6,164,528 regarding Internet checking transactions, in addition to U.S. Patent No. 5,484,988 which describes a "Checkwriting point of sale system." which, through a centralized database and authorization system, is capable of providing and administering various electronic payment services for customers and businesses. Also included in our intellectual property estate is a recently received Notice of Allowance from the United States Patent and Trademark Office for a new patent based upon United States Patent Application Serial No. 09/562,303. The new patent describes corporate checks and electronic fund transfers (EFT) and relates to existing U.S. Patent No. 6,164,528 and U.S. Patent No. 5,484,988 (described above).

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

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